YayYo, Inc.

433 North Camden Drive, Suite 600

Beverly Hills, California 92010

(760) 477-2248

March 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request to Withdraw Two Submitted Offering Statements on Form 1-A/A (File No. 024-10654)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), YayYo, Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced offering statements, together with all exhibits and amendments thereto (the “Offering Statements”). The Offering Statements were initially filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2018 and March 27, 2018.

The Registrant is requesting to withdraw the Offering Statements because such Offering Statements constitute post-qualification amendment filings and were incorrectly filed and submitted to the SEC on the dates listed above as pre-qualification offering statement amendments. Following withdraw of the Offering Statements, the Registrant intends to immediately file one (1) identical post-qualification offering statement with the SEC. Further, the Registrant believes that withdrawal of the previously filed Offering Statements will avoid confusion and are consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act. The Registrant’s offering of securities under a Regulation A+ tier 2 offering was qualified by the SEC on March 17, 2017 (the “Tier II Offering”). While the Registrant has not sold any securities pursuant to the Offering Statements listed above, the Registrant has sold securities under the Tier II Offering pursuant to prior filings and submitted offering statements on Form 1-A/A, with the last prior offering statement amendment as filed on Form 1-A/A and submitted with the SEC on March 15, 2018.

Please forward a copy of the order withdrawing the Offering Statements to the undersigned at the address set forth above with a copy to our U.S. counsel CKR Law, LLP, 1800 Century Park East, Floor 14, Los Angeles, California 90067, Attention: Joseph Tagliaferro, Esq. Should you have any questions regarding this matter, please call counsel to the Company, Joseph Tagliaferro of CKR Law, LLP, at (310) 400-0110.

Very truly yours,

YAYYO, INC.

By: /s/ Ramy El-Batrawi

Ramy El-Batrawi, CEO